14045679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 27 2014
WASH, DC
191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INTELLIGENT EDGE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

274 MADISON AVENUE, SUITE 1001
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS JOHN BOCZAR — (212) 308-3345
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas John Boczar, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Intelligent Edge Securities, LLC, (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas John Boczar, CEO

Sworn and subscribed to before me this 25th day of February, 2014.

MINDY CHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01-CH6289928
Qualified in Queens County
Certificates Filed in Albany, New York, and Kings Counties
My Commission Expires September 30, 2017

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Changes in Member's Equity.
(x)	(e)	Statement of Cash Flows.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

Intelligent Edge Securities, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2013

Intelligent Edge Securities LLC

Financial Statements
and Supplementary Information

For the Year Ended December 31, 2013

CONTENTS

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Intelligent Edge Securities LLC

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Intelligent Edge Securities LLC (the "Company") as of December 31, 2013, and the related statements of income and changes in member's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligent Edge Securities LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 12, 2014

Intelligent Edge Securities LLC
Statements of Financial Condition

		December 31, 2013
Assets		
Cash	$	19,396
Prepaid assets and other		3,817
Total Assets	$	23,213
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses		1,418
Members' equity		
Members' capital		21,795
Total liabilities and members' equity	$	23,213

The accompanying notes are an integral part of these financial statements.

Intelligent Edge Securities LLC
Statements of Income

	For the Year Ended December 31, 2013
Revenue	
Advisory fee income	$ 25,000
Referral fee income	10,000
	35,000
Expenses	
Professional fees	35,636
Commission expenses	8,000
Occupancy	12,843
Regulatory fees and expenses	4,951
Other expenses	6,095
Total expenses	67,525
Net loss	$ (32,525)

The accompanying notes are an integral part of these financial statements.

Intelligent Edge Securities LLC
Statements of Changes in Members' Equity
For the Year Ended December 31, 2013

Balances, December 31, 2012	$ 14,675
Net loss	(32,525)
Member contributions	39,645
Balances, December 31, 2013	$ 21,795

The accompanying notes are an integral part of these financial statements.

		For the Year ended December 31, 2013
Cash flows from operating activities		
Net loss	$	(32,525)
Adjustments to reconcile net profit to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Prepaid assets and other		478
Accounts payable and accrued expenses		(714)
Net cash provided by operating activities		(32,761)
Cash flows from financing activities:		
Member contributions		39,645
Net cash used in financing activities		39,645
Net increase in cash		6,884
Cash, beginning of year		12,512
Cash, end of year	$	19,396

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operations

Intelligent Edge Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is wholly owned by Intelligent Edge Advisors, LLC, a privately owned New York limited liability company. The Company does not hold accounts or process transactions for customers. Investors usually consist of institutional investors and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The Company uses the accrual method of accounting for financial purposes.

Cash
Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. The Company at present is entirely owned by Intelligent Edge Advisors, LLC. Therefore, Intelligent Edge Advisors, LLC is responsible for any taxes resulting from its ownership of the Company.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company for 2012 and 2011 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are accrued when earned.

Accounts Receivable

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $17,978, which was $12,978 in excess of the FINRA minimum net capital requirement.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with Intelligent Edge Advisors, LLC (the "Owner"), for services that are shared and paid by the Owner. The Company either reimburses the Owner for these expenses or makes an allowance for treatment of such funds as non-cash capital contribution. For the year ending December 31, 2013, the firm received $12,145 in non-cash capital contributions from the Owner.

Note 5 - SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Note 6 - Subsequent Events

The Company evaluated events occurring between the end of its fiscal year, December 31, 2013, and February XX, 2013, when the financial statements were issued.

Intelligent Edge Securities LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

Intelligent Edge Securities LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2013

COMPUTATION OF NET CAPITAL		
Members' equity		$ 21,795
Less non-allowable assets:		
Prepaid assets and other	3,817	
		3,817
Net capital		$ 17,978
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	1,418	
Total aggregate indebtedness		$ 1,418
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		95
(b) Minimum net capital required of broker dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 12,978
EXCESS NET CAPITAL AT 1,000% (Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Net Capital Requirement)		$ 11,978
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.08 to 1

See Independent Auditors' Report.

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5, as of December 31, 2013)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$ 17,978
AUDIT ADJUSTMENTS	--
NET CAPITAL - December 31, 2013 (audited)	$ 17,978

There are no material differences between the Company's computation of net capital and the focus filing.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Members of
Intelligent Edge Securities LLC

In planning and performing our audit of the financial statements of Intelligent Edge Securities LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 12, 2014

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants